UNITED STATES
					SECURITIES AND EXCHANGE COMMISSION
					    Washington, D.C. 20549

						  FORM 1-U

				CURRENT REPORT PURSUANT TO REGULATION A


Date of Report (Date of earliest event reported): October 17, 2016

					   Punch TV Studios, Inc.
			(Exact name of registrant as specified in its charter)

Delaware				024-10491		46-5033791
State or Jurisdiction 		Commission File Number	     (IRS Employer
of Incorporation or					 Identification Number)
Organization


					1123 East Redondo Boulevard
					Inglewood, California 90302
				 (Address of principle executive offices)

						909.486.4742
			(Registrants telephone number, including area code)

Title of each class of securities pursuant to Regulation A Common Stock


ITEM 4 	CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

On August 5, 2016, Punch TV Studios, Inc.s (the Companys) sole director, Joseph Collins, concluded that the board had made an administrative error concerning the hiring of Miguel Figueroa, the independent accountant who was previously engaged as the principle accountant to audit the Companys financial statements following the qualification of the Companys Form 1-A.
Upon the Boards recommendation and approval, the services of Miguel Figueroa were terminated immediately on that date.

On August 5, 2016 the Company attempted to provided Miguel Figueroa with a copy of this Current Report and has requested that he furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether he agrees with the above statements. Miguel Figueroa did not respond; therefore, a copy of such letter is NOT attached as an Exhibit to this Current Report.

Miguel Figueroa has failed and refused to provide any cooperation regarding thischange in Companys auditing accountant, including his failure and refusal to sign or acknowledge any termination documents provided to him on behalf of the Company.

During the Companys fiscal year end, the work last performed by Miguel Figueroa,
(a) there were no disagreements with Miguel Figueroa on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to the satisfaction of Miguel Figueroa, would have caused it to make reference thereto in its report on the consolidated financial statements for such year and (b) there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

Miguel Figueroa has made no reports and has made no changes to any of the Companys previous consolidated financial statements, nor to the related consolidated statements of operations, comprehensive loss, changes in stockholders deficiency, or cash flows for the year then ended, and, therefore, has provided no adverse opinion or disclaimer of opinion.

On August 8, 2016, the Company retained the services of Heidy Chow, CPA of The PUN Group, Accounts and Advisors to take over the auditing duties of the Companys financial statements and to review and amend any prior audit reports of Miguel Figueroa, as well as any prior reports of our previous auditor, Daniel R. Leonard, whose reports were used in the filing of the Companys
Form 1-A.

The Companys sole director has discussed the matter described above with the Companys independent accountants and advisors and the Company plans to restate the audit reports used in its filing of the Companys Form 1-A, and to correct and restate such financials as originally included therein, and to accurately account for any discrepancies in the Companys financial statements.

In approving the selection of Ms. Chow and The PUN Group as the Companys independent accountant to audit the Companys financial statements, the Board of Directors, consisting solely of Joseph Collins, has considered all relevant factors, concluding that the Company, Ms. Chow and The PUN Group are not aware of any conflicts of interest between the Company, Ms. Chow, or The PUN Group.

SIGNATURE

Pursuant to the requirements of Regulation A, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2016					PUNCH TV STUDIOS, INC.

							By: /s/ Joseph Collins
							Joseph Collins
							Chief Executive Officer
							Punch TV Studios, Inc.